mr

10035816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-036730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Presser 212 309 1705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Presser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investment Management Services LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE E. PICARD
Notary Public, State of New York
No. 02PI6120977
Qualified in New York County
Commission Expires January 3, 2013

Marie E. Picard
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Investment Management Services LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) 11
Statement Regarding SEC Rule 15c3-3(Schedule II) 12

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1) 13

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
ING Investment Management Services LLC

We have audited the accompanying statement of financial condition of ING Investment Management Services LLC (the Company), a wholly owned subsidiary of ING Investment Management Alternative Assets LLC, which is an indirect subsidiary of ING Groep N.V., as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Management Services LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2010

ING Investment Management Services LLC

Statement of Financial Condition

December 31, 2009

Assets	
Securities owned, at market value	$3,327,575
Receivable from broker-dealer	582,785
Deferred tax asset	4,434
Total assets	$3,914,794
Liabilities and member's equity	
Liabilities:	
Payable to affiliate, including $116,470 under tax allocation agreement	$ 256,957
Accrued expenses and other liabilities	30,000
Total liabilities	286,957
Member's equity	3,627,837
Total liabilities and member's equity	$3,914,794

The accompanying notes are an integral part of these financial statements.

ING Investment Management Services LLC

Statement of Income

Year Ended December 31, 2009

Revenue:	
Syndication	$ 582,765
Service fee	58,227
Interest	19,664
Commissions	29
Total revenue	660,685
Expenses:	
Clearance, floor brokerage and dues	115,645
Allocated expenses	97,196
Professional fees	30,000
Total expenses	242,841
Income before payment to affiliate pursuant to tax sharing arrangement	417,844
Income tax expense	(162,541)
Net income	$ 255,303

The accompanying notes are an integral part of these financial statements.

ING Investment Management Services LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2009

Member's equity balance, beginning of year	$3,372,534
Net income	255,303
Member's equity balance, at end of year	$3,627,837

The accompanying notes are an integral part of these financial statements.

ING Investment Management Services LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 255,303
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Net receivable from broker-dealers	322,664
Deferred tax asset	(4,434)
Increase (decrease) in operating liabilities	
Payable to affiliate	(585,688)
Accrued expenses and other liabilities	(59,998)
Decrease in payable to broker-dealer	(11,508)
Net cash used in operating activities	(338,964)
Cash flows from investing activity	
Sale of securities owned	83,661
Net cash provided by investing activity	83,661
Net change	(255,303)
Cash at beginning of year	–
Cash at end of year	$ –

The accompanying notes are an integral part of these financial statements.

ING Investment Management Services LLC

Notes to Financial Statements

December 31, 2009

1. Organization and Nature of Business

ING Investment Management Services LLC (the Company) is a wholly owned subsidiary of ING Investment Management Alternative Assets LLC (the Parent). The Parent is a wholly owned subsidiary of ING Investment Management LLC (Holdings), an indirect subsidiary of ING Groep N.V. (Ultimate Parent). Members of the Company are not liable for the debts, obligations, or liabilities of the Company by reason of being a member or a related person of a member or participating in the management of the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA), The Company primarily acts as an introducing broker-dealer for its Parent and affiliates.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

2. Significant Accounting Policies

Use of Estimates

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operated as an unaffiliated entity.

Securities Transactions

Securities owned, at market value, at December 31, 2009 consist of a money market mutual fund investment. This investment is considered to be available for sale.

Receivable from and payable to broker-dealer consist of commissions and amounts for securities transactions that have not yet reached their contractual settlement date. Commission revenues and related clearance and floor brokerage are recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Realized gains and losses are recorded in trading gains and losses, net in the accompanying statement of income.

Income is recorded under the accrual method. In the normal course of business, a nonaffiliated broker-dealer pays the Company a percentage of the interest earned on its customer balances. During the year ended December 31, 2009, the Company received $19,664 from the nonaffiliated broker-dealer, which is included in interest revenues in the accompanying statement of income.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Fair Value of Financial Instruments

Securities owned are valued at quoted market prices. Receivables are carried at fair value, or at contract amounts which approximate fair value, due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosure*, establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements, effective for the Company's current fiscal period.

The various inputs that may be used to determine the value of the Company's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

- Level 1 – Quoted prices in active markets for identical securities.
- Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

2. Significant Accounting Policies (continued)

The following table summarized the Company's investment as of December 31, 2009, based on the inputs used to value them.

Valuation Inputs	Investments in Securities
Level 1 – Quoted prices	$3,327,575
Level 2 – Other significant observable inputs	–
Level 3 – Significant unobservable inputs	–
Total	$3,327,575

3. Related Party Transactions

The Parent charges the Company for actual expenses paid on its behalf and its pro-rata share of certain general overhead expenses incurred by the Parent. For the year ended December 31, 2009, costs allocated to the Company, net of a reimbursement of $36,600 from an affiliate, were $97,196 as reflected on the Statement of Income. Payable to affiliates is primarily composed of the net intercompany receivables and payables with the Parent. The receivable portion of the balance at December 31, 2009 consists of accumulated cash balances earned from brokerage services (commissions and interest) which are held by the Parent on behalf of the Company. The payables portion of the balance at December 31, 2009 consists of certain expenses and taxes allocated to the Company and paid by the Parent on behalf of the Company.

The Company participates in a solicitation arrangement with a related third party, whereby the Company earns a fee in exchange for the successful sale of certain related third party products. For the year ended December 31, 2009, such fees totaled $582,765.

4. Taxes

The Company is a single member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state and local corporate income taxes.

However, the results of the Company's operations are included in the consolidated tax return of ING Americas Insurance Holdings, Inc (AIH). ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

4. Taxes (continued)

Income tax expense (benefit) consists of the following for the year ended December 31, 2009:

Current:	
Federal	$137,470
State	25,071
Total	$162,541

Variations from the federal statutory rate are as follows for the year ended December 31, 2009:

Expected federal income tax expense at statutory rate of 35%	$146,245
State income tax expense, net of federal benefit	16,296
Income tax expense	$162,541

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2009. Significant components of the Company's deferred tax asset at December 31, 2009 are as follows:

Deferred tax asset:	
Pension	$4,434
Net deferred tax asset	$4,434

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with FASB ASC Topic 740, *Income Tax*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2004 through 2009. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

5. Employee Benefit Plans

The Parent provides certain employee benefits and benefit plans for its active qualified employees, as specified by the various plans. Expenses are allocated to the Company for retirement, health care and life insurance benefits and are included in allocated expense in the statement of income.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to use the Rule's alternative method which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital of approximately $3,561,285 which was $3,311,285 in excess of the required net capital of $250,000.

7. Concentrations of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

8. Review for Subsequent Events

In accordance with the provisions wet forth in Accounting Standards Codification (ASC) 855, *Subsequent Events*, adopted by the Company as of December 31, 2009, events and transactions from January 1, 2010 through February 24, 2010, the date the financial statements were available to be issued, have been evaluated by management for subsequent events. Management has determined that there were no material events that would require disclosure in the Company's financial statements through this date.

Supplemental Information

ING Investment Management Services LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Member's equity	$3,627,837
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition	–
Haircut on securities	66,552
Net capital	3,561,285
Computation of alternative net capital requirement:	
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital contribution	250,000
Net capital requirement	250,000
Excess net capital	$3,311,285

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Focus filing as of December 31, 2009, as filed on January 26, 2010.

ING Investment Management Services LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2009

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 as of December 31, 2009 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Member and Board of Directors
ING Investment Management Services LLC

In planning and performing our audit of the financial statements of ING Investment Management Services LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ING Investment Management Services LLC
Year Ended December 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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